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Exhibit (a)(1)(D)

        Offer to Purchase
All Outstanding Shares of Common Stock
of
TUBEMOGUL, INC.
at
$14.00 PER SHARE, Net in Cash
Pursuant to the Offer to Purchase dated November 18, 2016
by
TIGER ACQUISITION CORPORATION
a subsidiary
of
ADOBE SYSTEMS INCORPORATED

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M.,
EASTERN TIME, ON FRIDAY, DECEMBER 16, 2016, UNLESS THE OFFER IS EXTENDED OR
EARLIER TERMINATED.

November 18, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by Tiger Acquisition Corporation, a Delaware corporation ("Purchaser"), a subsidiary of Adobe Systems Incorporated, a Delaware corporation ("Adobe"), to act as information agent (the "Information Agent") in connection with Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of TubeMogul, Inc., a Delaware corporation ("TubeMogul"), at a purchase price of $14.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions of the Offer to Purchase, dated November 18, 2016 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     The Offer to Purchase;

          2.     The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

          3.     A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the "Depositary"), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

          4.     A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          5.     TubeMogul's Solicitation/Recommendation Statement on Schedule 14D-9; and

          6.     A return envelope addressed to the Depositary for your use only.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute past 11:59 P.M., Eastern Time, on Friday, December 16, 2016, unless the Offer is extended or earlier terminated.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 10, 2016 (as it may be amended from time to time, the "Merger Agreement"), by and among TubeMogul, Adobe and Purchaser pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into TubeMogul pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), upon the terms and subject to the conditions set forth in the Merger Agreement, with TubeMogul continuing as the surviving corporation and becoming a wholly-owned subsidiary of Adobe (the "Merger").

        The Board of Directors of TubeMogul has unanimously adopted resolutions: (i) determining that the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, are fair to and in the best interests of TubeMogul and its stockholders; (ii) electing that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (iii) adopting and approving the Merger Agreement, declaring the advisability of the Merger Agreement and approving the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iv) approving the execution, delivery and performance by TubeMogul of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (v) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        For Shares to be properly tendered to the Purchaser pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "Agent's Message" (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

        Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

INNISFREE M&A INCORPORATED

        Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

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  Exhibit (a)(1)(D)